CONSENT OF QUALIFIED PERSON Alexandra J. Kozak, P.Eng. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, BC Tel: (604) 664-4578 Fax: (604) 664-3057 alexandra.kozak@amec.com

To:

British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers du Quebec

Re: Nevsun Resources Ltd. Press Release Dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices”

I, Alexandra Kozak, P.Eng. consent to the public filing of Sections 16 and 18.2 to 18.3 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I consent to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. Press Release dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“signed”	dated
Alexandra Kozak, P.Eng.	28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
Fax (604)	664-3057	www.amec.com